AmerElite Solutions, Inc.
                           3122 W. Clarendon Ave.
                             Phoenix, AZ 85017
                         Telephone:  (602) 233-0540

September 8, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Jenn Do
            Staff Accountant

Re:  AmerElite Solutions, Inc.
     Form 8-K filed on August 10, 2009
     File No.:  000-52846

Dear Ms. Do:

On behalf of AmerElite Solutions, Inc., this letter responds to your comment letters concerning Item 4.01 on our Form 8-K filed with the Commission on August 10, 2009.

We respectfully note the Staff's comments, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your comment letter concerning our re-audit requirements, we intend to have our new auditors Seale and Beers, CPAs: 1) review our interim financial statements and related notes; and 2) cause Seale and Beers, CPAs to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

The Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

AmerElite Solutions, Inc.

By:  /s/ Robert L. Knapp
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         Robert L. Knapp
         Principal Executive Officer and
         Principal Financial Officer

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